9th August, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

9 August 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 8 August 2007, based on the announcement made on 16 July 2007, MOL bought 500,000 treasury shares at an average price of 27,299 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt. as investment service provider. Following this transaction MOL owns 7,044,135 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Group 2007 second quarter and first half preliminary results

INVESTOR RELATIONS

MOL

HEALTHY OPERATING PROFIT DESPITE WEAKER US DOLLAR

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2007 second quarter and first half year preliminary results. This report contains consolidated financial statements for the period ended 30 June 2007 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q2 2006		Q2 2007		Change %		H1 2006		H1 2007		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	702.2	3,312.3	606.6	3,291.4	(14)	(1)	1,500.8	7,085.9	1,122.4	5,954.4	(25)	(16)
EBITDA	134.9	636.3	120.4	653.3	(11)	3	321.7	1,518.9	227.0	1,204.2	(29)	(21)
Operating profit	**102.3**	**482.5**	**88.4**	**479.7**	**(14)**	**(1)**	**257.5**	**1,215.8**	**160.9**	**853.6**	**(38)**	**(30)**
Operating profit excluding special items[(2)]	**102.3**	**482.5**	**87.9**	**477.2**	**(14)**	**(1)**	**174.5**	**823.7**	**146.5**	**777.4**	**(16)**	**(6)**
Net financial expenses/(gain)	13.2	62.3	34.8	188.8	164	203	39.7	187.4	33.2	176.1	(16)	(6)
Net income	**89.6**	**422.6**	**26.9**	**146.0**	**(70)**	**(65)**	**211.9**	**1,000.5**	**86.4**	**458.4**	**(59)**	**(54)**
Net income excluding special items[(3)]	**76.7**	**361.7**	**26.4**	**143.5**	**(66)**	**(60)**	**104.4**	**492.7**	**72.0**	**382.2**	**(31)**	**(22)**
Operating cash flow	162.2	765.1	102.7	557.2	(37)	(27)	253.6	1,197.4	150.9	818.8	(40)	(32)

[(1)] In converting HUF financial data into USD, the following average NBH rates were used: for Q2 2006: 212.0 HUF/USD, for H1 2006: 211.8 HUF/USD, for Q2 2007: 184.3 HUF/USD, for H1 2007: 188.5 HUF/USD.

[(2)] Operating profit excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007.

[(3)] Net income in addition to adjustments detailed in [(2)] excludes in H1 2006 the benefit from MOL Plc's corporate tax holiday (HUF 24.5 bn calculated at 16% tax rate).

Operating profit excluding special items decreased by HUF 28.0 bn to HUF 146.5 bn in H1 2007. Operating profit excluding special items decreased by HUF 14.4 bn to HUF HUF 87.9 bn in Q2 2007, as the 13% weakening of USD negatively influenced both Upstream and Downstream results and the lower hydrocarbon production was only partially compensated by a strong increase in petrochemical sales and the improving integrated petrochemical margin. Net income excluding special items decreased by HUF 32.4 bn to HUF 72.0 bn in H1 2007, reflecting the weaker operating profit. Furthermore, the strong increase in share prices resulted in a non-realised fair valuation expense of HUF 36.8 bn on the conversion option value of the Magnolia Finance Ltd. The net income excluding this financial expense on Magnolia and cleaned of special items was HUF 108.8bn in H1 2007 up HUF 3.2bn y-o-y.

Exploration & Production operating profit was HUF 39.6 bn (USD 209.9 mn) in H1 2007, down by HUF 31.1 bn year-on-year. In Q2 2007 operating profit decreased by HUF 9.6 bn year-on-year, mainly due to a 12% decline in average daily hydrocarbon production (to a large extent explained by the disposal of the Szőreg-1 gas field for conversion into an underground gas storage facility) and a 13% weaker USD against the HUF.

Refining & Marketing reached an operating profit of HUF 84.4 bn in H1 2007, down 10% (USD 447.7 mn up 2%) compared to H1 2006. In Q2 2007 operating profit decreased by HUF 12.0 bn to HUF 57.1 bn, as the weakening USD was only partially compensated by increasing refined product sales. Current cost of supply (CCS) based operating profit increased from HUF 70.2 bn in H1 2006 to HUF 75.7 bn in H1 2007.

The **Petrochemical** segment's operating profit tripled to reach HUF 24.8 bn (USD 131.6 mn) in H1 2007, already surpassing the HUF 23.3 bn recorded in the full year of 2006. In Q2 2007 Petrochemical operating profit increased by HUF 8.3 bn year-on-year fuelled by a strong increase in sales volumes and improving market conditions.

Gas Transmission operating profit was slightly lower, declining by HUF 0.5 bn to HUF 17.3 bn (USD 91.8 mn) in H1 2007. In Q2 2007, operating profit increased by HUF 0.8 bn, mainly due to lower operating costs.

Corporate and other operating loss of HUF 5.1 bn in H1 2007 contains a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value of the minority interest acquired in the period.

A **net financial expense** of HUF 33.2 bn was recorded in H1 2007. This includes HUF 9.8 bn interest received, HUF 6.6 interest paid and a HUF 36.8 bn non-realised fair valuation expense on the conversion option embedded in the capital security (Magnolia Finance Ltd.) as a result of strong share price appreciation.

Income tax expense more than tripled, rising from HUF 12.1 bn in H1 2006 to HUF 39.3 bn in H1 2007. This was due to a corporate tax holiday at MOL Plc. in 2006 and the different accounting treatment of options connected to MOL shares held by third parties for IFRS and tax purposes.

Capital expenditure and investments more than doubled to HUF 100.7 bn (USD 535 million) in H1 2007, boosted by the TVK share acquisition (HUF 49.6 bn), compared to the HUF 43.8 bn (USD 207 million) in H1 2006. Net debt at the end of June 2007 was HUF 35.5 bn, while our gearing ratio (net debt to the sum of net debt and total equity) was 3.3%.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

This quarter we highlighted the development options in all our businesses until 2011. In the second quarter the Board of Directors decided to establish a hydrocrack plant, which including further organic development is expected to result in EBITDA activity to grow at an average of 6.5% per annum between 2006 and 2011 based on the 2006 macro environment. In addition to this we can achieve further growth through acquisitions as we just recently announced two new ones in the Downstream business. At the end of July we signed an agreement to purchase 100% of a refining and marketing company IES in North Italy, expanding our activities towards the Mediterranean region, which is complementary to our core markets. We think that utilising our long-term experience in successfully operating a land locked refinery we can improve the efficiency and profitability of the refining and marketing operation of the company. Through the acquisition of Tifon we are strengthening further our retail position in Croatia, in a dynamically growing market with significant growth potential.. We think that both the organic growth opportunities and the recent acquisitions prove that we are on a good track to execute our growth strategy.

Overview of the environment

Global economic growth remained robust at above 3% in Q2 2007 following the buoyant expansion of 2006. The geographical composition of growth moved towards a more balanced structure. In the US, higher interest rates and the consequent housing downturn kept growth moderate. Eurozone economies again demonstrated dynamic growth, while China's investment boom continues.

Oil prices continued their rise to around 75 USD/bbl by the end of June, on the back of concerns over supply. Nevertheless, the H1 2007 average of 63.2 USD/bbl remained 4% below the H1 2006 average. The Q2 2007 average for Brent price of 68.8 USD/bbl was 1% lower than in Q2 2006, but 19% higher than the Q1 2007 average.

Oil demand was up by 1.4% to an average 84.4 m bbl/day in Q2 2007, according to IEA data. Average demand growth remained moderate, at 0.9% in the last four quarters, partly in response to the record prices. Price adjustment has also been apparent on the supply-side, non-OPEC supply growth having picked up recently. However, supply fallout in Nigeria and Iraq, increasing risk premia, and US downstream tightness led to higher prices.

Refinery margins were still well above their historical average, as crude oil demand is driven by motor fuels and refinery capacity has reached its limit. Margins were rising further in Q2 driven by the tightness in US gasoline markets. Gasoline crack spread (FOB Rotterdam price on Brent crude) increased by 21%, while diesel crack spread declined by 12% in USD-terms in Q2 2007 y-o-y.

In Hungary, GDP growth is below the Central European average but its structure remains healthy. The economy continues to be driven mainly by exports and investments. Growth of domestic consumption has slowed further from its unsustainable 2004-05 level. The current account deficit has been edging lower as a result of strong export demand and lower government financing requirements. Q2 2007 saw some depreciation of the forint vs. the euro, driven primarily by external factors, but this was completely reversed by the end of quarter, with the HUF/EUR rate again below 250. Inflation seems to have peaked, following its rise due to the government's austerity measures. The adjustment will be achieved partly through increasing tax revenues, which will also result in slower growth for the next few years. Domestic fuel prices have risen in line with international markets, but remain below the level seen a year ago. Fuel demand continued to grow robustly by 7% y-o-y (3% for gasoline and 9% for diesel).

Slovakia maintained its dynamic economic performance during Q2 2007, with GDP growth above 9%. The excellent performance was fuelled by strong investment and export activity, as well as household demand. Household consumption has been stronger due to higher real wage growth and decreasing unemployment. Slovakia is well on track to meet all the necessary criteria for joining the Eurozone from 2009. In particular from this summer also its long-term Achilles heel – inflation - should fall below the required ceiling. During recent months the trends in appreciation of the SKK exchange rate and low interest rates have continued. On the motor fuels markets, the robust demand growth for motor diesel and slight demand increase for gasoline continue. Domestic prices of both fuels remain approx. 7% lower compared to 2006, thanks to strong SKK.

Exploration and Production

Segment IFRS results (in HUF bn)

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Exploration & Production	H1 2006	H1 2007	Ch. %
156.6	26.5	29.6	41.7	(29)	EBITDA	87.3	56.0	(36)
120.4	**16.6**	**22.9**	**32.5**	**(29)**	**Operating profit/(loss)**	**70.7**	**39.6**	**(44)**
79.6	7.4	15.9	10.1	57	CAPEX and investments[1]	15.4	23.3	51

Key segmental operating data

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	HYDROCARBON PRODUCTION (gross figures before royalty)	H1 2006	H1 2007	Ch. %
2,167	**523**	**538**	**542**	**(1)**	**Crude oil production (kt) ***	**1,095**	**1,061**	**(3)**
857	206	203	208	(2)	Hungary	423	409	(3)
1,310	317	335	334	0	Russia	672	652	(3)
3,079	**656**	**585**	**695**	**(16)**	**Natural gas production (m cm, net dry) ****	**1,557**	**1,241**	**(20)**
3,028	641	572	685	(17)	Hungary	1,536	1,213	(21)
51	15	13	10	30	Pakistan	21	28	33
216	**42**	**40**	**52**	**(23)**	**Condensate (kt)**	**116**	**82**	**(29)**
243	**56**	**48**	**57**	**(16)**	**LPG and other gas products (kt)**	**134**	**104**	**(22)**
102,618	**92,982**	**87,499**	**99,148**	**(12)**	**Average hydrocarbon prod. (boe/d)**	**105,317**	**90,237**	**(14)**

*Excluding separated condensate

**Domestic production, excluding original cushion gas production from gas storage.

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Realised hydrocarbon price	H1 2006	H1 2007	Ch. %
49.8	43.5	53.6	52.1	3	Average realised crude oil and condensate price (USD/bbl)	49.6	48.6	(2)
49.5	46.8	51.1	50.7	1	Average realised total hydrocarbon price (USD/boe)	49.0	48.9	0

The operating profit of the E&P segment was HUF 39.6 bn in H1 2007, down HUF 31.1 bn or 44% year-on-year in HUF terms and 37% in USD terms. The weaker USD (down 11% against the Forint) hit upstream realisations in HUF terms, while lower oil prices (Brent price declined by 4%) led to a decrease in domestic average oil prices of 14% and in the sales price of domestically produced natural gas of 11% (HUF-terms). The 14% volume reduction stemmed mainly from the suspended production from the Szőreg-1 gas and oil field, which was sold to a subsidiary (MSZKSZ Zrt.) for conversion into an underground gas storage facility. This in itself resulted in a 14% decline of the gas production and 8% in total hydrocarbon production in H1 2007.

Average daily hydrocarbon production in H1 2007 was at an average 90,200 boe/day level. Domestic oil production was 3% lower, but in the second quarter the long-term production decline was nearly halted as a result of new discoveries and EOR projects in certain fields. In Russian crude production, we also saw a modest drop of 3%, as lower crude oil production from the ZMB project was partly compensated by the newly consolidated production from the recently acquired producing and development assets (BaiTex, Matjushkinskaya). Hungarian natural gas production declined by 21% (0.3 bcm), mainly due to the disposal of the Szőreg-1 gas and oil reservoir (which alone produced 0.2 bcm in H1 2006) and a weaker gas market due to the mild winter. Although the gas production at the Pakistani Manzalai field showed a notable increase year-on-year, its share of total production is not yet significant.

Upstream revenues decreased by HUF 43.5 bn, while **expenditures** declined by HUF 12.4 bn in H1 2007. The royalty on Hungarian production was HUF 8.5 bn lower due to lower volumes and exchange rate movements, partly off-set by the rise in the regulated gas wholesale price (the basis of the royalty relating to gas). The extra mining royalty on domestic production declined by 18%, accounting for HUF 32.7 bn of total Hungarian royalty payments of HUF 47.9 bn paid in H1 2007. The mining royalty and export duty paid by the ZMB JV decreased by HUF 5.1 bn y-o-y. Our Yemeni well Tibela NW-1 was written off in H1 2007, because it did not render a commercial quantity of hydrocarbons on testing (total HUF 2.6 bn, o/w 1.9 was accounted in Q1 2007). **Unit opex (before DD&A)** for total hydrocarbon production in H1 2007 was at a very competitive level of 3.7 USD/boe.

Upstream Capex and investments grew by 51% from HUF 15.4 bn to HUF 23.3 bn in H1 2007. HUF 4.6 bn was used for various development projects in Hungary, while HUF 4.7 bn was spent on Hungarian exploration projects. Domestic exploration showed a particularly strong performance, leading to eight commercial discoveries out of the total ten exploration wells tested in the first half of 2007. Capex included the acquisition cost (HUF 6.8bn) of a Russian exploration company with producing assets and significant low-risk exploration potential (Matjushkinskaya) signed in April 2007. We spent a further HUF 2.8 bn equivalent on international exploration projects, mainly in Yemen and Pakistan (HUF 2.0 bn and HUF 0.8 bn) and we continued the development of the ZMB field in Russia (HUF 1.1 bn) and the Manzalai field in Pakistan (HUF 0.4 bn) as well as started the field development in the newly acquired Russian fields (HUF 0.2 bn).

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Refining and Marketing

Segment IFRS results (in HUF bn)

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Refining & Marketing	H1 2006	H1 2007	Ch. %
231.2	42.9	73.1	84.5	(13)	EBITDA	124.6	116.0	(7)
169.0	**27.3**	**57.1**	**69.1**	(17)	**Operating profit/(loss)**	**93.3**	**84.4**	(10)
74.8	8.9	12.6	11.5	10	CAPEX and investments[1]	17.2	21.5	25

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %		H1 2006	H1 2007	Ch. %
169.0	**27.3**	**57.1**	**69.1**	**(17)**	**Reported EBIT**	**93.3**	**84.4**	**(10)**
(6.7)	4.5	(13.2)	(14.6)	10	Replacement modification	(23.1)	(8.7)	62.3
162.3	**31.8**	**43.9**	**54.5**	**(19)**	**Estimated clean CCS**	**70.2**	**75.7**	**7.8**

Key segmental operating data

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	REFINERY PROCESSING (kt)	H1 2006	H1 2007	Ch. %
852	188	222	206	8	Domestic crude oil	390	410	5
11,673	2,912	2,895	2,761	5	Imported crude oil	5,832	5,807	0
214	43	39	57	(32)	Condensates	109	82	(25)
2,371	660	636	551	15	Other feedstock	1,184	1,296	9
15,110	**3,803**	**3,792**	**3,575**	6	**TOTAL REFINERY THROUGHPUT**	**7,515**	**7,595**	1
672	168	161	147	10	Purchased and sold products	296	329	11

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	REFINERY PRODUCTION (kt)	H1 2006	H1 2007	Ch. %
2,740	719	703	708	(1)	Motor gasoline	1,401	1,422	1
5,920	1,499	1,445	1,495	(3)	Gas and heating oil	2,952	2,944	0
1,838	428	459	426	8	Naphtha	956	887	(7)
2,900	697	779	535	46	Other products	1,318	1,476	12
13,398	**3,343**	**3,386**	**3,164**	7	**TOTAL PRODUCT**	**6,627**	**6,729**	2
157	32	42	38	11	Refinery loss	78	74	(5)
1,555	428	364	373	(2)	Own consumption	810	792	(2)
15,110	**3,803**	**3,792**	**3,575**	6	**TOTAL REFINERY PRODUCTION**	**7,515**	**7,595**	1

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	H1 2006	H1 2007	Ch. %
4,804	1,017	1,193	1,206	(1)	Hungary	2,170	2,210	2
1,471	301	391	385	2	Slovakia	669	692	3
5,814	1,436	1,590	1,546	3	Other markets	2,936	3,026	3
12,089	**2,754**	**3,174**	**3,137**	**1**	**TOTAL CRUDE OIL PRODUCT SALES**	**5,775**	**5,928**	**3**

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	REFINED PRODUCT SALES (kt) (Group external sales)	H1 2006	H1 2007	Ch. %
2,955	686	791	807	(2)	Motor gasoline	1,484	1,477	0
6,384	1,480	1,675	1,655	1	Gas and heating oils	3,018	3,155	5
2,750	588	708	675	5	Other products	1,273	1,296	2
12,089	**2,754**	**3,174**	**3,137**	**1**	**TOTAL CRUDE OIL PRODUCT SALES**	**5,775**	**5,928**	**3**
1,954	432	498	503	(1)	o/w Retail segment sales	933	930	0
2,129	488	577	559	3	o/w Direct sales to other end-users*	981	1,065	9
2,500	**650**	**685**	**651**	**5**	**Petrochemical feedstock transfer**	**1,317**	**1,335**	**1**

*Motor gasoline, gas and heating oil sales

[1] Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Clean EBIT (excl. inventory impact) increased by HUF 5.5 bn from HUF 70.2 bn to HUF 75.7 bn. Replacement cost modification reduced CCS EBIT by HUF 8.7 bn in H1 2007, vs. EBIT reduction of HUF 23.1 bn in H1 2006. Operating profit of the R&M segment was HUF 84.4 bn in H1 2007, down 10% in HUF-terms, but up 2% in USD-terms y-o-y. EBIT was positively influenced by higher sales volumes and more favourable gasoline and naphtha crack spreads, and negatively affected by narrowing diesel spread, strengthening local currencies against USD.

Total sales volumes increased by 3% to 5,928 kt in H1 2007 y-o-y with strong growth in diesel sales (up 8%). Petrochemical feedstock sales were roughly unchanged compared to the base period.

Regional fuel demand remained dynamic despite high product quoted prices, which resulted higher sales in H1 2007 y-o-y. This effect was mostly typical of diesel due to increasing dieselification and intensive infrastructural investments.

In Hungary our gasoline sales grew by 4% (against a gasoline demand growth of 3%) in H1 2007 y-o-y. As a result of the increase in sales to the non-branded filling station segment, our wholesale market share increased by 1 percentage points. Diesel sales expanded at 7.9% y-o-y developing roughly in line with Hungarian demand growth.

In Slovakia, motor gasoline demand increased by 2%, while diesel demand grew by 8% y-o-y. Our gasoline and diesel sales in Slovakia grew by 7.4% and 7.5%, respectively. As a result of concluding higher volume contracts with major customers in Slovakia, our wholesale motor gasoline market share increased by 3 percentage point.

In other markets, total export sales were below demand growth, as we focused on our more profitable home markets. In Austria motor fuel sales increased by 21% y-o-y, improving our wholesale market share by 2.3 percentage points.

Retail

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	H1 2006	H1 2007	Ch. %
850.7	179.1	207.5	228.5	(9.2)	Motor gasoline	424.7	386.6	(9.0)
1,076.3	247.7	283.5	268.0	5.8	Gas and heating oils	495.8	531.2	7.1
26.7	5.6	6.5	6.4	1.6	Other products	12.8	12.1	(5.5)
1,953.7	**432.4**	**497.5**	**502.9**	**(1.1)**	**TOTAL OIL PRODUCT RETAIL SALES**	**933.3**	**929.9**	**(0.4)**

779 filling stations were operated by the group as of June 30th 2007, (please see Appendix X for further details). **Total retail volumes** (incl. LPG and lubricant volumes) fell by 0.4% in H1 2007, as our Romanian fuel sales declined by 4% as a consequence of the disposal of 19 sites in Romania to Petrom.

Hungarian retail fuel sales volumes increased by 1.6% in H1 2007, while average throughput per site increased by 0.3% y-o-y. Diesel sales increased by 4.3%, gasoline and LPG sales fell by 0.9% and 3.2%, respectively. Fuel sales growth was driven by micro-market based competitive pricing, as well as the reduced fuel price gap between Hungary and the neighbouring countries. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), weakened from 38.2% in H1 2006 to 37.2 % in H1 2007. This reduction was mainly due to a 1.4% erosion in fleet card sales, since the public sector, which is predominantly supplied by MOL, reduced its consumption. The ratio of fleet card sales to MOL's total fuel sales in Hungary reduced from 35.8% to 34.8%. Hypermarkets' expansion continued: in H1 2007 the number of hyper filling stations grew from 39 in H1 2006 to 58. In Hungary, shop sales revenue increased by 14.2% in H1 2007, resulting in 12.4% growth in shop sales revenue per litre.

Our retail market share in **Slovakia** was 1.0 percentage point lower y-o-y at 39.9%. Our gasoline sales in Slovakia decreased by 6.5%, but our diesel sales increased by 8.5% in H1 2007. In Slovakia, fleet card sales increased by 6.2% in H1 2007 y-o-y, and the proportion of card sales within Slovakian total fuel sales grew by 1.5 percentage points reaching 31%.

In **Romania**, our retail market share eroded slightly by 1.2 percentage points to 11.7% in H1 2007, due to the decrease in the number of filling stations by 19 sites (approx. by 14%), following the sale of 30 sites to Petrom and the acquisition of additional 11 sites. As a result of the same transaction, our fuel sales were lower by only 3.8% in H1 2007 y-o-y. Diesel sales recorded an increase of 9.1% in H1 2007 vs H1 2006, while the gasoline sales faced a decrease of 19.2%. Despite all of these developments the average throughput per site increased by 11.4% in H1 2007 y-o-y, as a result of the increased efficiency of the network. As a result of the change in the retail network platform in 2007 and the network rationalization, our shop sales revenue in Romania is not comparable y-o-y.

R&M CAPEX increased significantly (by HUF 4.3 bn) mainly due to the increase in registered capital in the Bosnian Energopetrol (HUF 4.5 bn), reconstructions and building of filling stations in Romania, as well as Serbian projects started in the last year.ine with the original schedule, the strategic HC development project started recently, and the contract for basic design preparation and licence purchase has been concluded.

Petrochemicals

Segment IFRS results (in HUF bn)

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Petrochemicals	H1 2006	H1 2007	Ch. %
41.8	17.2	17.1	8.4	102	EBITDA	16.5	34.3	108
23.3	**12.6**	**12.2**	**3.9**	**211**	**Operating profit/(loss)**	**7.6**	**24.8**	**228**
8.9	0.4	0.8	2.1	(62)	CAPEX and investments[1]	2.7	1.2	(56)

Key segmental operating data

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	PETROCHEMICAL PRODUCTION (kt)	H1 2006	H1 2007	Ch. %
776	206	219	204	7	Ethylene	410	426	4
385	105	111	100	11	Propylene	202	216	7
687	178	197	177	11	Other products	362	375	4
1,848	**489**	**527**	**481**	**10**	**Total olefin**	**974**	**1,017**	**4**
263	64	71	71	0	LDPE	138	135	(2)
360	96	105	84	25	HDPE	182	201	10
496	137	131	125	5	PP	252	267	6
1,119	**297**	**307**	**280**	**10**	**Total polymers**	**572**	**603**	**5**
2006	**Q1 2007**	**Q2 2007**	**Q2 2006**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**H1 2006**	**H1 2007**	**Ch. %**
244	63	79	68	16	Olefin products	125	141	13
1,126	289	300	266	13	Polymer products	564	590	5
2006	**Q1 2007**	**Q2 2007**	**Q2 2006**	**Ch. %**	**PETROCHEMICAL SALES (external) Kt**	**H1 2006**	**H1 2007**	**Ch. %**
479	119	128	122	5	Hungary	243	247	2
72	21	21	17	24	Slovakia	34	42	24
819	212	230	195	18	Other markets	412	442	7
1,370	**352**	**379**	**334**	**13**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**689**	**731**	**6**

Petrochemical segment's EBIT posted a 228% y-o-y improvement to HUF 24.8 bn in H1 2007. The positive development was mainly driven by the growing production and sales volumes as a result of the utilisation of new production capacities and the continuing favourable market trends experienced since Q3 2006. Foreign exchange rate movements also had a favourable impact on our operating profit.

Integrated petrochemical margin showed a 26% improvement to 529 EUR/t in H1 2007 y-o-y. The USD-denominated naphtha quotation grew by 7% year-on-year. At the same time the EUR-denominated polymer quotations increased between 3 and 12%. This effect was further improved by the 8% strengthening of EUR to USD.

The monomer production improved further by 5%, primarily due to the utilisation of the new olefin plant continuously surpassing its nominal capacity in H1 2007. The **polymer production** also increased by 5% y-o-y as a result of the better capacity utilisation of the new HDPE and PP plants.

As a result of the smooth operation and the positive market environment, **polymer sales volume** improved by 5% y-o-y in H1 2007. Higher volumes were achieved in the Czech, Polish, Italian and German markets.

Composition of polymer sales changed; as a result of the higher utilisation of new HD and PP capacities. The proportion of HDPE grew to 33% and that of the PP to 45% while the contribution of LDPE narrowed to 22%.

CAPEX expenditures reached HUF 1.2 bn in H1 2007, as following the closure of the strategic projects, there were smaller projects in progress.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.

Natural Gas

MOL Natural Gas Transmission Plc. IFRS result (non consolidated, in HUF bn)

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Transmission	H1 2006	H1 2007	Ch. %
43.6	14.2	9.7	8.6	13	EBITDA	23.8	23.9	0
29.6	**10.9**	**6.4**	**5.6**	**14**	**Operating profit/(loss)**	**17.8**	**17.3**	**(3)**
11.2	1.1	1.7	3.3	(48)	CAPEX and investments	4.7	2.8	(40)

Main operational data

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Transmission volumes (m cm)	H1 2006	H1 2007	Ch. %
17,278	4,391	3,024	3,686	(18)	Hungarian natural gas transmission *	9,504	7,415	(22)
2,386	694	404	348	16	Natural gas transit	1,243	1,098	(12)

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %	Transmission fee (HUF/cm)**	H1 2006	H1 2007	Ch. %
3.16	3.22	4.31	3.53	22	Hungarian natural gas transmission fee	2.91	3.66	26

* including transmission volume to the gas storages as well

** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.

Operating profit of **MOL Natural Gas Transmission Plc.** was HUF 17.3 bn in H1 2007, HUF 0.5 bn (2.8%) lower than the profit of the base period, reflecting a net revenue decrease of 2.4%. Two factors played role in the decrease of revenues: (1) A capacity-overstepping fee of HUF 1.7 bn had been invoiced to the players of the domestic market in H1 2006, while there was no such capacity-overstepping fee in H1 2007. (2) Turnover fee revenue was HUF 0.8 bn (10.9%) lower due to the decrease of transmission volume. Domestic transmission volume declined y-o-y by 22% to 7,415 m cm, in H1 2007, due to the unusually mild weather conditions, whilst in the base period gas consumption was above average due to the unusually cold weather.

Transit natural gas transmission revenue decreased by 4.1% (by HUF 0.3 bn) compared to the base period as a consequence of the 11.7% decrease in transmitted natural gas volume. A change in contractual conditions helped to offset the negative impact that the gas price and exchange rate had on the transit fee development.

Operating costs decreased by 12% in H1 2007 year-on-year, moderating the impact of the revenue fall on profits. The cost improvement was mainly driven by a 46.7% decrease of the cost of natural gas used for operational purposes (mainly for driving compressors), stemming partly from the lower volume, partly the gas price decline.

Capex was HUF 2.8bn in H1 2007 down HUF 1.9 bn vs. HUF 4.7 bn in H1 2006. Only lower cost works have been performed in H1 2007, while the H1 2006 figure was boosted by capacity expansion of compressors.

Financial overview

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2007 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications in the current classifications, policies and disclosures (relating especially to financial instruments, further to the adoption of IFRS 7 Financial Instruments – Disclosures), none of these has resulted in a significant impact on the financial statements. Comparative periods have been restated for these minor reclassifications.

Profit & Loss

The majority of changes in the consolidated income statement reflects the effect of the gas business sale as of 31 March 2006. While H1 2006 figures include the performance of the gas companies sold, H1 2007 figures exclude this.

Group net sales revenues decreased by 25% to HUF 1,122.4 bn in H1 2007, primarily reflecting the sale of the gas business, which was partly offset by the higher average selling prices and increased volumes of refined products. **Other operating income** in H1 2007 contains the impact of the acquisition of a 42.25% minority interest in TVK due to the excess of book value of the minority interest acquired over the consideration (HUF 14.4 bn), while the comparative figure primarily reflects the one-time gain of HUF 81.0 bn realized on the disposal of the gas business at the end of Q1 2006.

Cost of raw materials and consumables used decreased by 30%, slightly above the rate of sales decline. Within this, raw material costs decreased by 8%, primarily as a combined effect of the sharp fall in crude oil import prices (HUF 59.9 bn) and the higher quantity of import crude oil processed (HUF 4.6 bn). Cost of goods sold decreased by 72%, due to the effect of the gas business sale in Q1 2006 and the lower prices and decreased volume of crude oil during the period. The value of material-type services used increased by 7% to HUF 59.5 bn.

Other operating expenses decreased by 15% to HUF 108.7 bn, mainly as a result of the effect of the sales of the two gas subsidiaries and the lower mining royalty (HUF 2.2 bn and HUF 10.4 bn, respectively). Mining royalty decreased as a combined effect of the disposal of the Szőreg-1 field and lower domestic production volumes as well as the higher regulated gas wholesale prices. **Personnel expenses** have not changed significantly in H1 2007, due to the combined effect of an average salary increase of 6.5% and a 2.8% decrease in average headcount. The closing headcount of MOL group decreased by 1.9%, from 14,433 to 14,157. Of the production costs incurred in H1 2007, HUF 25.0 bn is attributable to the increase in the level of finished goods and work in progress, compared to HUF 18.6 bn in H1 2006.

Net financial expense of HUF 33.2 bn was recorded in H1 2007 (compared to the net financial expense of HUF 39.7 bn in H1 2006). Interest payable was HUF 6.6 bn, and foreign exchange loss was HUF 3.6 bn in H1 2007, compared to interest payable of HUF 8.5 bn and a foreign exchange loss of 24.7 bn recognised in H1 2006. Interest received amounted to HUF 9.8 bn and a foreign exchange gain of HUF 5.6 bn has been recognized in H1 2007, compared to interest received of HUF 4.6 bn and foreign exchange gain of HUF 0.1 bn recognised in H1 2006. The fair valuation expense on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 36.8 bn, compared to an expense of HUF 5.0 bn in H1 2006. The significant change is a result of a sharp increase in EUR-based share price in the current period.

Income from associates includes INA's H1 2007 contribution of HUF 1.7 bn compared with HUF 4.5 bn in H1 2006.

Corporate tax expense increased by HUF 27.2 bn to HUF 39.3 bn in H1 2007, primarily as a result of the current tax expense of MOL Plc compared to the previous year's figure, which reflects MOL Plc.'s tax holiday. The different IFRS and tax treatment of the share repurchase option with BNP (treated as a derivative instrument for tax purposes on which a significant taxable gain has been realized in Q2 2007) added HUF 11.3 bn to our tax expense. Furthermore the non-realised expense on the conversion option of our capital securities issued by Magnolia Finance Ltd. (described above) did not affect our tax base. The final tax payable will be based on the year-end valuation of the BNP options. The current tax expense is the result of the contribution of MOL Plc (16% corporate tax and 4% solidarity surplus tax), Slovnaft (19% corporate tax rate) and TVK Plc (16%+4%), of HUF 22.7 bn, HUF 6.5 bn and HUF 2.8 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 2.7 bn) and the corporate tax expense of the other subsidiaries.

Balance sheet

Total assets amounted to HUF 1,993.5 bn at the end of June 2007, representing a decrease of 8%, compared to 31 December 2006. Within this, Property, plant and equipment decreased by 4% to HUF 985.1 bn.

Inventories increased by 15% to HUF 207.6 bn, as a result of a seasonal accumulation of the refined products inventory prior to the driving and agricultural season. Trade receivables increased by 12% to HUF 257.3 bn. Other current assets increased by 84% due to the higher amount of prepaid and recoverable taxes and duties.

Trade and other payables decreased by 2% to HUF 456.8 bn, mainly resulting from the lower price level of crude oil purchases.

Total amount of provisions was HUF 111.6 bn at the end of H1 2007, a slight decrease on the HUF 123.2 bn recorded in 2006 year-end, reflecting mainly the combined effects of unwinding of the discounts and revision of previous estimates on the discount rates used for long term environmental and field abandonment provisions.

Other non-current liabilities amounted to HUF 93.6 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 88.4 bn as of 30 June 2007.

Long-term debt (including the current portion) decreased by 1% compared to the 2006 year-end, demonstrating the stable liquidity position of the Group. As at 30 June 2007, 95.0% of the MOL Group's total debt was Euro-denominated, 4.1% in HUF and 0.9% in USD and other currencies. At the end of H1 2007, MOL's gearing (net debt to net debt plus shareholders' equity including minority interests) was 3.3% (caused by the cash spent for treasury share acquisition for our capital structure optimization program) compared to minus 17.3% (caused by the cash positive status of the Group) at the end of 2006.

Holders of the capital securities of Magnolia received a coupon payment of HUF 3.0 bn in H1 2007 and the dividend for MOL shares held by Magnolia was also settled (HUF 3.1 bn). Both of these have been recorded directly against equity attributable to **minority interests**. The significant decrease in minority interest is due to the acquisition of the 42.25% shareholding in TVK (HUF 64.5 bn).

Capital structure optimisation program

The Board of Directors made a decision to develop a more efficient capital structure via treasury share buy back program, as MOL was considered as an under geared company, which put a pressure on the shareprice. Within this program, which was announced on 22 June 2007, MOL purchased 13,163,193 treasury shares on the market worth USD 2.1 bn between 22 June and 31 July 2007. In the same time, 19,690,362 shares held in treasury were lent in three tranches to OTP Bank and MFB Invest.

Shares repurchased and lent to third parties were recorded as treasury shares for IFRS purposes, similar to those held by BNP and Magnolia Finance Limited; consequently their purchase price was deducted from equity.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 107.7 bn as of H1 2007, compared to HUF 21.0 bn at the end of 2006. The increase reflects the HUF 85.0 bn commitment to the development of the strategic gas storage at the Szőreg-1 gas field as well as the HUF 3.0 bn commitment in respect of the Matjushkinskiy exploration license acquired in April 2007. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in the first six months of 2007 compared to the amounts reported in the previous year.

Cash flow

Operating cash flow in H1 2007 was HUF 150.9 bn, a 40% decrease compared to H1 2006 figure. Operating cash flow before movements in working capital decreased by 13%. The change in the working capital position decreased funds by HUF 57.9 bn, arising from an increase in inventories, trade receivables, other receivables and other payables (of HUF 26.4 bn, HUF 29.9 bn, HUF 30.7 and HUF 52.2 bn respectively), as well as a decrease in trade payables (of HUF 23.1 bn). Corporate taxes paid amounted to HUF 2.4 bn, relating to a cash outflow of Slovnaft's corporate tax liabilities and the tax expense of the ZMB project.

Net cash used in investing activities was HUF 128.4 bn compared with net cash of HUF 229,2 bn provided in H1 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of the minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC, the consideration of the acquisition of Energopetrol as well as the settlement of post-closing purchase price adjustment on sale of WMT to E.ON Ruhrgas International AG. The comparative figure for Q1 2006 contains the consideration for gas subsidiaries (Wholesale and Storage) received at the time of closing the transaction.

Net financing cash outflows amounted to HUF 240.6 bn, being mainly the result of the repurchase of treasury shares in our capital structure optimization program and our dividend payment while the comparative figure of 2006 contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia and HUF 164.9 bn net repayment of long-term debt.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 JUNE 2007
Unaudited figures (in HUF million)

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %		H1 2006 Restated	H1 2007	Ch. %
2,891,061	515,836	606,556	702,169	(14)	Net sales	1,500,838	1,122,392	(25)
101,088	17,345	2,469	4,683	(47)	Other operating income	88,354	19,814	(78)
2,992,149	**533,181**	**609,025**	**706,852**	**(14)**	**Total operating revenues**	**1,589,192**	**1,142,206**	**(28)**
1,363,664	286,987	325,110	335,086	(3)	Raw material costs	666,935	612,097	(8)
125,265	27,016	32,493	30,256	7	Value of material-type services used	55,700	59,509	7
603,523	55,219	55,891	102,922	(46)	Cost of goods purchased for resale	391,886	111,110	(72)
2,092,452	*369,222*	*413,494*	*468,264*	(12)	*Raw material and consumables*	*1,114,521*	*782,716*	(30)
109,325	25,195	28,666	27,043	6	Personnel expenses	53,648	53,861	-
132,826	34,078	32,036	32,602	(2)	Depreciation, depletion, amortisation and impairment	64,220	66,114	3
277,480	57,768	50,969	62,441	(18)	Other operating expenses	128,384	108,737	(15)
13,337	(23,067)	(1,922)	18,712	n.a.	Change in inventory of finished goods & work in progress	(18,575)	(24,989)	35
(28,084)	(2,581)	(2,574)	(4,536)	(43)	Work performed by the enterprise	(10,499)	(5,155)	(51)
2,597,336	**460,615**	**520,669**	**604,526**	**(14)**	**Total operating expenses**	**1,331,699**	**981,284**	**(26)**
394,813	**72,566**	**88,356**	**102,326**	**(14)**	**Operating profit**	**257,493**	**160,922**	**(38)**
13,191	4,966	4,841	2,888	68	Interest received	4,567	9,807	115
55	-	79	15	427	Dividends received	15	79	427
-	542	(542)	-	n.a.	Fair valuation difference of conversion option	-	-	n.a.
4,430	3,640	2,776	295	841	Exchange gains and other financial income	416	6,416	1,442
17,676	**9,148**	**7,154**	**3,198**	**124**	***Financial income***	**4,998**	**16,302**	**226**
13,427	3,270	3,364	3,378	-	Interest on borrowings	8,486	6,634	(22)
6,113	1,106	1,715	1,496	15	Interest on provisions	3,042	2,821	(7)
14,131	-	36,793	(1,632)	n.a.	Fair valuation difference of conversion option	4,953	36,793	643
21,623	3,190	108	13,165	(99)	Exchange losses and other financial expenses	28,240	3,298	(88)
55,294	**7,566**	**41,980**	**16,407**	**156**	***Financial expense***	**44,721**	**49,546**	**11**
37,618	**(1,582)**	**34,826**	**13,209**	**164**	**Total financial expense/(gain), net**	**39,723**	**33,244**	**(16)**
5,195	1,077	762	3,389	(78)	Income from associates	4,618	1,839	(60)
362,390	**75,225**	**54,292**	**92,506**	**(41)**	**Profit before tax**	**222,388**	**129,517**	**(42)**
24,864	12,638	26,697	3,891	586	Income tax expense	12,148	39,335	224
337,526	**62,587**	**27,595**	**88,615**	**(69)**	**Net income for the year**	**210,240**	**90,182**	**(57)**
329,483	59,467	26,930	89,598	(70)	Attributable to: Equity holders of the parent	211,853	86,397	(59)
8,043	3,120	665	(983)	n.a.	Minority interests	(1,613)	3,785	n.a.
3,424	**643**	**292**	**943**	**(69)**	**Basic earnings per share (HUF)**	**2,156**	**936**	**(57)**
3,376	**595**	**291**	**934**	**(69)**	**Diluted earnings per share (HUF)**[1]	**2,135**	**930**	**(56)**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

APPENDIX II

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 30 JUNE 2007 Unaudited figures (in HUF million)

31 Dec. 2006 Restated		30 June 2006 Restated	30 June 2007	Change %
	Assets			
	Non-current assets			
92,598	Intangible assets	39,135	103,798	165
1,027,148	Property, plant and equipment	1,010,417	985,068	(3)
131,993	Investments in associated companies	149,767	137,112	(8)
1,173	Available-for-sale investments	563	429	(24)
20,500	Deferred tax asset	23,250	19,705	(15)
26,936	Other non-current assets	33,786	25,088	(26)
1,300,348	**Total non-current assets**	**1,256,918**	**1,271,200**	**1**
	Current assets			
181,030	Inventories	228,489	207,568	(9)
229,986	Trade receivables, net	268,658	257,346	(4)
44,118	Other current assets	72,524	80,982	12
10,059	Prepaid taxes	3,700	434	(88)
399,104	Cash and cash equivalents	295,700	175,970	(40)
864,297	**Total current assets**	**869,071**	**722,300**	**(17)**
2,164,645	**Total assets**	**2,125,989**	**1,993,500**	**(6)**
	Equity and Liabilities			
	Shareholders' equity			
83,467	Share capital[1]	83,122	77,277	(7)
666,716	Reserves	693,374	770,704	11
329,483	Net income attributable to equity holders of the parent	211,853	86,397	(59)
1,079,666	**Equity attributable to equity holders of the parent**	**988,349**	**934,378**	**(5)**
191,537	Minority interest	185,362	123,819	(33)
1,271,203	**Total equity**	**1,173,711**	**1,058,197**	**(10)**
	Non-current liabilities			
208,279	Long-term debt, net of current portion	249,135	206,818	(17)
112,646	Provisions	111,795	102,195	(9)
33,016	Deferred tax liability	18,829	35,963	91
56,881	Other non-current liabilities	50,747	93,635	85
410,822	**Total non-current liabilities**	**430,506**	**438,611**	**2**
	Current liabilities			
467,993	Trade and other payables	505,127	456,763	(10)
467	Current taxes payable	-	25,807	n.a.
10,507	Provisions	13,935	9,434	(32)
2,175	Short-term debt	1,504	3,192	112
1,478	Current portion of long-term debt	1,206	1,496	24
482,620	**Total current liabilities**	**521,772**	**496,692**	**(5)**
2,164,645	**Total equity and liabilities**	**2,125,989**	**1,993,500**	**(6)**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas (treated as liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III

MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 JUNE 2007 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Net income attributable to equity holders of the parent	Total equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2006	94,020	134,850	1,662	31,704	(5,456)	481,580	644,340	244,919	983,279	70,359	1,053,638
Cash flow hedges, net of deferred tax	-	-	2,753	-	-	-	2,753	-	2,753	-	2,753
Available for sale financial instruments, net of deferred tax	-	-	990	-	-	-	990	-	990	-	990
Currency translation differences	-	-	-	60,429	-	-	60,429	-	60,429	787	61,216
Total income and expense for the period recognized directly in equity	-	-	3,743	60,429	-	-	64,172	-	64,172	787	64,959
Profit for the period	-	-	-	-	-	-	-	211,853	211,853	(1,613)	210,240
Total income and expense for the period	-	-	3,743	60,429	-	-	64,172	211,853	276,025	(826)	275,199
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	244,919	244,919	(244,919)	-	-	-
Equity dividends	-	-	-	-	-	(30,075)	(30,075)	-	(30,075)	-	(30,075)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(5,335)	(5,335)
Net change in balance of treasury shares held	(10,898)	(226,275)	-	-	-	-	(226,275)	-	(237,173)	-	(237,173)
Equity recorded for share-based payment	-	-	-	-	-	(1,089)	(1,089)	-	(1,089)	-	(1,089)
Issuance of Perpetual Exchangeable Capital Securities	-	-	-	-	-	-	-	-	-	121,164	121,164
Shares under repurchase obligation	-	-	-	-	(2,618)	-	(2,618)	-	(2,618)	-	(2,618)
Closing balance 30 June 2006	83,122	(91,425)	5,405	92,133	(8,074)	695,335	693,374	211,853	988,349	185,362	1,173,711
Opening balance 1 January 2007	83,467	(89,830)	4,930	64,011	(8,074)	695,679	666,716	329,483	1,079,666	191,537	1,271,203
Cash flow hedges, net of deferred tax	-	-	(393)	-	-	-	(393)	-	(393)	-	(393)
Available for sale financial instruments, net of deferred tax	-	-	231	-	-	-	231	-	231	-	231
Currency translation differences	-	-	-	(8,343)	-	-	(8,343)	-	(8,343)	33	(8,343)
Total income and expense for the period recognized directly in equity	-	-	(162)	(8,343)	-	-	(8,505)	-	(8,505)	33	(8,472)
Profit for the period	-	-	-	-	-	-	-	86,397	86,397	3,786	90,183
Total income and expense for the period	-	-	(162)	(8,343)	-	-	(8,505)	86,397	77,892	3,819	81,711
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	329,483	(329,483)	-	-	-
Equity dividends	-	-	-	-	-	(42,398)	(42,398)	-	(42,398)	-	(42,398)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(7,403)	(7,403)
Net change in balance of treasury shares held	(6,190)	(174,807)	-	-	-	-	(174,807)	-	(180,997)	-	(180,997)
Equity recorded for share-based payment	-	-	-	-	-	215	215	-	215	-	215
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	380	380
Acquisition of minority interest	-	-	-	-	-	-	-	-	-	(64,514)	(64,514)
Closing balance 30 June 2007	77,277	(264,637)	4,768	55,668	(8,074)	982,979	770,704	86,397	934,378	123,819	1,058,197

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 JUNE 2007
Unaudited figures (in HUF million)

2006	Q1 2007	Q2 2007	Q2 2006 Restated	Ch. %		H1 2006 Restated	H1 2007	Ch. %
394,813	**72,566**	**88,356**	**102,326**	**(14)**	**Profit from operations**	**257,493**	**160,922**	**(38)**
					Adjustments to reconcile operating profit to net cash provided by operating activities			
132,826	34,078	32,036	32,615	(2)	Depreciation, depletion, amortisation and impairment	64,230	66,114	3
-	(13,895)	(456)	-	n.a.	Acquisition of minority interest of TVK	-	(14,351)	n.a.
2,383	300	(747)	242	n.a.	Write-off / (reversal of write-off) of inventories	83	(447)	n.a.
(3,289)	(620)	(2,708)	(1,084)	150	Increase / (decrease) in provisions	(2,743)	(3,328)	21
(1,124)	(2,248)	(297)	517	n.a.	Net (gain) / loss on sale of property, plant and equipment	619	(2,545)	n.a.
3,942	129	17	611	(97)	Write-off / (reversal of write-off) of receivables	735	146	(80)
522	(706)	(585)	1,840	n.a.	Unrealised foreign exchange (gain) / loss on receivables and payables	2,201	(1,291)	n.a.
(86,316)	-	-	(1,482)	n.a.	Net gain on sale of subsidiaries	(82,564)	-	n.a.
5,469	1,432	2,821	2,121	33	Exploration and development costs expensed during the year	3,699	4,253	15
(489)	107	108	107	1	Share-based payment	(955)	215	n.a.
3,397	609	935	1,195	(22)	Other non cash items	1,182	1,544	31
452,134	**91,752**	**119,480**	**139,008**	**(14)**	**Operating cash flow before changes in working capital**	**243,980**	**211,232**	**(13)**
72,706	(22,130)	(4,287)	27,068	n.a.	(Increase) / decrease in inventories	28,578	(26,417)	n.a.
10,896	1,280	(31,153)	(12,316)	153	(Increase) / decrease in trade receivables	(22,907)	(29,873)	30
5,016	(9,703)	(21,031)	652	n.a.	(Increase) / decrease in other receivables	(15,380)	(30,734)	100
(20,948)	(37,021)	13,940	1,503	827	Increase / (decrease) in trade payables	(27,883)	(23,081)	(17)
34,290	27,898	24,258	8,102	199	Increase / (decrease) in other payables	56,824	52,156	(8)
(24,586)	(3,884)	1,484	(1,818)	n.a.	Corporate taxes paid	(9,648)	(2,400)	(75)
529,508	**48,192**	**102,691**	**162,199**	**(37)**	**Net cash provided by operating activities**	**253,564**	**150,883**	**(40)**
(144,846)	(17,334)	(37,534)	(28,732)	31	Capital expenditures, exploration and development costs	(45,772)	(54,868)	20
8,816	2,606	398	5,507	(93)	Proceeds from disposals of property, plant and equipment	6,293	3,004	(52)
(42,462)	(51,358)	(7,318)	-	n.a.	Acquisition of subsidiaries, net cash	-	(58,676)	n.a.
-	(4,459)	(85)	-	n.a.	Acquisition of joint ventures, net cash	-	(4,544)	n.a.
-	-	(2)	(289)	(99)	Acquisition of other investments	(289)	(2)	(99)
272,126	-	(24,099)	-	n.a.	Net cash inflow on sales on subsidiary undertakings	264,099	(24,099)	n.a.
3,187	-	-	-	n.a.	Proceeds from disposal of associated companies and other investments	-	-	n.a.
1,493	(803)	792	(1,529)	n.a.	Changes in loans given and long-term bank deposits	(751)	(11)	(99)
(112)	(5)	5	41	(88)	Changes in short-term investments	42	-	n.a.
12,637	5,818	4,897	4,124	19	Interest received and other financial income	5,320	10,715	101
830	-	105	223	(53)	Dividends received	223	105	(53)
111,669	**(65,535)**	**(62,841)**	**(20,655)**	**204**	**Net cash (used in) / provided by investing activities**	**229,165**	**(128,376)**	**n.a.**
159,174	-	-	-	n.a.	Issuance of Perpetual Exchangeable Capital Securities	159,174	-	n.a.
432,020	-	37,454	335,836	(89)	Long-term debt drawn down	432,020	37,454	(91)
(608,486)	(18)	(37,819)	(331,661)	(89)	Repayments of long-term debt	(596,966)	(37,837)	(94)
(137)	111	3	351	(99)	Changes in other long-term liabilities	(161)	114	n.a.
33,791	1,366	(1,716)	30,024	n.a.	Changes in short-term debt	32,268	(350)	n.a.
(26,815)	(1,078)	(8,624)	(16,191)	(47)	Interest paid and other financial expenses	(18,126)	(9,702)	(46)
(30,174)	-	(41,946)	(30,150)	39	Dividends paid to shareholders	(30,150)	(41,946)	39
(8,755)	(1,509)	(5,793)	(4,847)	20	Dividends paid to minority interest	(4,851)	(7,302)	51
(238,099)	-	(180,997)	(238,099)	(24)	Repurchase of treasury shares	(238,099)	(180,997)	(24)
(287,481)	**(1,128)**	**(239,438)**	**(254,737)**	**(6)**	**Net cash used in financing activities**	**(264,891)**	**(240,566)**	**(9)**
353,696	**(18,471)**	**(199,588)**	**(113,193)**	**76**	**Increase/(decrease) in cash and cash equivalents**	**217,838**	**(218,059)**	**n.a.**
64,170	399,104	373,096	396,934	(6)	Cash and cash equivalents at the beginning of the period	64,170	399,104	522
214	-	-	-	n.a.	Cash effect of consolidation of subsidiaries previously accounted for as other investment	214	-	n.a.
1,098	(2,178)	(476)	(611)	(22)	Exchange differences on the consolidation of foreign subsidiaries	(42)	(2,654)	6,219
(20,074)	(5,359)	2,938	12,570	(77)	Unrealised foreign exchange difference on cash and cash equivalents	13,520	(2,421)	n.a.
399,104	**373,096**	**175,970**	**295,700**	**(40)**	**Cash and cash equivalents at the end of the period**	**295,700**	**175,970**	**(40)**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	NET SALES REVENUES[1]	H1 2006 Restated	H1 2007	Ch. %
389,611	75,246	76,488	94,403	(19)	Exploration and Production	193,887	151,734	(22)
2,331,254	438,547	539,778	640,764	(16)	Refining and Marketing	1,116,696	978,325	(12)
368,195	20,389	16,530	16,185	2	Natural Gas	333,587	36,919	(89)
451,248	111,768	125,151	111,208	13	Petrochemicals	220,291	236,919	8
103,034	15,419	21,803	22,454	(3)	Corporate and other	39,592	37,222	(6)
3,643,342	**661,369**	**779,750**	**885,014**	**(12)**	**TOTAL NET SALES REVENUES**	**1,904,053**	**1,441,119**	**(24)**
(752,281)	**(145,533)**	**(173,194)**	**(182,845)**	**(5)**	Less: Inter(segment transfers)	**(403,215)**	**(318,727)**	**(21)**
(227,261)	(34,306)	(37,046)	(45,974)	(19)	ow: Exploration and Production	(137,112)	(71,352)	(48)
(324,391)	(75,768)	(89,307)	(90,328)	(1)	ow: Refining and Marketing	(172,538)	(165,075)	(4)
(8,261)	(85)	(42)	(363)	(88)	ow: Natural Gas	(8,149)	(127)	(98)
(95,392)	(21,932)	(26,492)	(24,601)	8	ow: Petrochemicals	(48,130)	(48,424)	1
(96,976)	(13,442)	(20,307)	(21,579)	(6)	ow: Corporate and other	(37,286)	(33,749)	(9)
2,891,061	**515,836**	**606,556**	**702,169**	**(14)**	**TOTAL NET EXTERNAL SALES REVENUES**	**1,500,838**	**1,122,392**	**(25)**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	OPERATING PROFIT[1]	H1 2006 Restated	H1 2007	Ch. %
120,440	16,636	22,939	32,474	(29)	Exploration and Production	70,730	39,575	(44)
169,028	27,300	57,099	69,079	(17)	Refining and Marketing	93,314	84,399	(10)
109,620	12,543	7,982	9,684	(18)	Natural Gas *	95,857	20,525	(79)
23,285	12,627	12,185	3,919	211	Petrochemicals	7,572	24,812	228
(45,090)	4,881	(9,950)	(13,926)	(29)	Corporate and other	(25,420)	(5,069)	(80)
17,530	(1,421)	(1,899)	1,096	n.a.	Intersegment transfers[2]	15,440	(3,320)	n.a.
394,813	**72,566**	**88,356**	**102,326**	**(14)**	**TOTAL**	**257,493**	**160,922**	**(38)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	H1 2006 Restated	H1 2007	Ch. %
120,440	16,636	22,939	32,474	(29)	Exploration and Production	70,730	39,575	(44)
169,028	27,300	57,099	69,079	(17)	Refining and Marketing	93,314	84,399	(10)
109,620	12,543	7,982	9,684	(18)	Natural Gas	21,618	20,525	(5)
23,285	12,627	12,185	3,919	211	Petrochemicals	7,572	24,812	228
(45,090)	(9,019)	(10,401)	(13,926)	(25)	Corporate and other	(25,420)	(19,420)	(24)
17,530	(1,421)	(1,899)	1,096	(273)	Intersegment transfers[2]	6,634	(3,320)	(150)
394,813	**58,666**	**87,905**	**102,326**	**(14)**	**TOTAL**	**174,448**	**146,571**	**(16)**

*Operating profit excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment).

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	DEPRECIATION	H1 2006 Restated	H1 2007	Ch. %
36,114	9,817	6,613	9,207	(28)	Exploration and Production	16,536	16,430	(1)
62,196	15,559	16,047	15,408	4	Refining and Marketing	31,268	31,606	1
6,747	1,651	1,749	1,339	31	Natural Gas	3,307	3,400	3
18,487	4,595	4,902	4,527	8	Petrochemicals	8,935	9,497	6
9,283	2,456	2,725	2,121	28	Corporate and other	4,174	5,181	24
132,827	**34,078**	**32,036**	**32,602**	**(2)**	**TOTAL**	**64,220**	**66,114**	**3**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	EBITDA	H1 2006 Restated	H1 2007	Ch. %
156,554	26,453	29,552	41,681	(29)	Exploration and Production	87,266	56,005	(36)
231,224	42,859	73,146	84,487	(13)	Refining and Marketing	124,582	116,005	(7)
116,367	14,194	9,731	11,023	(12)	Natural Gas	99,164	23,925	(76)
41,772	17,222	17,087	8,446	102	Petrochemicals	16,507	34,309	108
(35,807)	7,337	(7,225)	(11,805)	(39)	Corporate and other	(21,246)	112	n.a.
17,530	(1,421)	(1,899)	1,096	n.a.	Intersegment transfers[2]	15,440	(3,320)	n.a.
527,640	**106,644**	**120,392**	**134,928**	**(11)**	**TOTAL**	**321,713**	**227,036**	**(29)**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	H1 2006 Restated	H1 2007	Ch. %
156,554	26,453	29,552	41,681	(29)	Exploration and Production	87,266	56,005	(36)
231,224	42,859	73,146	84,487	(13)	Refining and Marketing	124,582	116,005	(7)
116,367	14,194	9,731	11,023	(12)	Natural Gas	24,925	23,925	(4)
41,772	17,222	17,087	8,446	102	Petrochemicals	16,507	34,309	108
(35,807)	(6,563)	(7,676)	(11,805)	(35)	Corporate and other	(21,246)	(14,239)	(33)
17,530	(1,421)	(1,899)	1,096	(273)	Intersegment transfers[2]	6,634	(3,320)	(150)
527,640	**92,744**	**119,941**	**134,928**	**(11)**	**TOTAL**	**238,668**	**212,685**	**(11)**

*EBITDA excluding the one-off gain of HUF 83.0 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised in H1 2007 (recorded in Corporate and other segment).

2006	Q1 2007	Q2 2007	Q2 2006 Restated	Ch. %	CAPITAL EXPENDITURES	H1 2006 Restated	H1 2007	Ch. %
79,639	7,379	15,946	10,098	58	Exploration and Production	15,398	23,325	51
74,808	8,848	12,691	11,490	10	Refining and Marketing	17,200	21,539	25
13,111	1,131	1,663	3,226	(48)	Natural Gas	6,590	2,794	(58)
8,923	433	751	2,122	(65)	Petrochemicals	2,689	1,184	(56)
10,731	50,616	1,301	1,400	(7)	Corporate and other	1,901	51,917	2,631
187,212	**68,407**	**32,352**	**28,335**	**14**	**TOTAL**	**43,778**	**100,759**	**130**

31/12/2006 Restated	31/03/2007 Restated	TANGIBLE ASSETS	30/06/2006 Restated	30/06/2007	Ch. %
147,056	141,145	Exploration and Production	149,607	133,429	(11)
540,361	531,822	Refining and Marketing	525,384	522,229	(1)
79,022	78,197	Natural Gas	76,008	78,168	3
196,188	192,942	Petrochemicals	201,780	188,476	(7)
64,521	64,458	Corporate and other	57,638	62,766	9
1,027,148	**1,008,564**	**TOTAL**	**1,010,417**	**985,068**	**(3)**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (In USD million)

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	NET SALES REVENUES[1]	H1 2006 Restated	H1 2007	Ch. %
1,851	390	415	445	(7)	Exploration and Production	915	805	(12)
11,075	2,276	2,929	3,022	(3)	Refining and Marketing	5,272	5,190	(2)
1,749	106	90	76	18	Natural Gas	1,575	196	(88)
2,144	580	679	525	29	Petrochemicals	1,040	1,257	21
489	80	118	106	11	Corporate and other	187	197	5
17,308	**3,432**	**4,231**	**4,174**	**1**	**TOTAL NET SALES REVENUES**	**8,989**	**7,645**	**(15)**
(3,574)	**(755)**	**(940)**	**(863)**	9	Less: Inter(segment transfers)	**(1,903)**	**(1,692)**	(11)
(1,080)	(178)	(201)	(217)	(7)	ow: Exploration and Production	(647)	(379)	(41)
(1,541)	(393)	(485)	(426)	14	ow: Refining and Marketing	(815)	(876)	7
(39)	-	-	(2)	(100)	ow: Natural Gas	(38)	(1)	(97)
(453)	(114)	(144)	(116)	24	ow: Petrochemicals	(227)	(257)	13
(461)	(70)	(110)	(102)	8	ow: Corporate and other	(176)	(179)	2
13,734	**2,677**	**3,291**	**3,311**	**(1)**	**TOTAL NET EXTERNAL SALES REVENUES**	**7,086**	**5,953**	**(16)**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	OPERATING PROFIT[1]	H1 2006 Restated	H1 2007	Ch. %
572	86	124	153	(19)	Exploration and Production	334	210	(37)
803	142	310	326	(5)	Refining and Marketing	441	448	2
521	65	43	46	(7)	Natural Gas *	453	109	(76)
111	66	66	18	267	Petrochemicals	36	132	267
(214)	25	(54)	(66)	(18)	Corporate and other	(120)	(27)	(78)
83	(7)	(10)	5	n.a.	Intersegment transfers[2]	73	(18)	n.a.
1,876	**377**	**479**	**482**	**(1)**	**TOTAL**	**1,217**	**854**	**(30)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	H1 2006 Restated	H1 2007	Ch. %
572	86	124	153	(19)	Exploration and Production	334	210	(37)
803	142	310	326	(5)	Refining and Marketing	441	448	2
521	65	43	46	(7)	Natural Gas	102	109	7
111	66	66	18	267	Petrochemicals	36	132	267
(214)	(47)	(56)	(66)	(15)	Corporate and other	(120)	(103)	(14)
83	(7)	(10)	5	n.a.	Intersegment transfers[2]	31	(18)	(158)
1,876	**305**	**477**	**482**	**(1)**	**TOTAL**	**824**	**778**	**(6)**

*Operating profit excluding the one-off gain of USD 392.5 m on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7m) realised in H1 2007 (recorded in Corporate and other segment).

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	DEPRECIATION	H1 2006 Restated	H1 2007	Ch. %
172	51	36	43	(16)	Exploration and Production	78	87	12
295	81	87	73	19	Refining and Marketing	148	168	14
32	9	9	6	50	Natural Gas	16	18	13
88	24	27	21	29	Petrochemicals	42	50	19
44	13	15	10	50	Corporate and other	20	27	35
631	**178**	**174**	**153**	**14**	**TOTAL**	**304**	**350**	**15**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	EBITDA	H1 2006 Restated	H1 2007	Ch. %
744	137	160	196	(18)	Exploration and Production	412	297	(28)
1,098	223	397	399	(1)	Refining and Marketing	589	616	5
553	74	52	52	-	Natural Gas	469	127	(73)
199	90	93	39	138	Petrochemicals	78	182	133
(170)	38	(39)	(56)	(30)	Corporate and other	(100)	-	(100)
83	(7)	(10)	5	n.a.	Intersegment transfers[2]	73	(18)	n.a.
2,507	**555**	**653**	**635**	**3**	**TOTAL**	**1,521**	**1,204**	**(21)**

2006 Restated	Q1 2007 Restated	Q2 2007	Q2 2006 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	H1 2006 Restated	H1 2007	Ch. %
744	137	160	196	(18)	Exploration and Production	412	297	(28)
1,098	223	397	399	(1)	Refining and Marketing	589	616	5
553	74	52	52	-	Natural Gas	118	127	8
199	90	93	39	138	Petrochemicals	78	182	133
(170)	(34)	(41)	(56)	(27)	Corporate and other	(100)	(76)	(24)
83	(7)	(10)	5	n.a.	Intersegment transfers[2]	31	(18)	n.a.
2,507	**483**	**651**	**635**	**3**	**TOTAL**	**1,128**	**1,128**	**-**

*EBITDA excluding the one-off gain of USD 392.5 million on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) in Q1 2006 and the one-off gain on the acquisition of TVK shares (USD 74.7 million) realised in H1 2007 (recorded in Corporate and other segment).

2006	Q1 2007	Q2 2007	Q2 2006 Restated	Ch. %	CAPITAL EXPENDITURES	H1 2006 Restated	H1 2007	Ch. %
378	38	87	48	82	Exploration and Production	73	125	71
355	46	69	54	27	Refining and Marketing	81	114	41
62	6	9	15	(41)	Natural Gas	31	15	(52)
42	2	4	10	(59)	Petrochemicals	13	6	(51)
51	263	7	7	7	Corporate and other	9	275	2,968
888	**355**	**176**	**134**	**31**	**TOTAL**	**207**	**535**	**159**

31/12/2006 Restated	31/03/2007 Restated	TANGIBLE ASSETS	30/06/2006 Restated	30/06/2007	Ch. %
768	758	Exploration and Production	675	730	8
2,820	2,858	Refining and Marketing	2,369	2,859	21
412	420	Natural Gas	343	428	25
1,024	1,037	Petrochemicals	910	1,032	13
337	346	Corporate and other	260	344	32
5,361	**5,419**	**TOTAL**	**4,557**	**5,393**	**18**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VII

MAIN EXTERNAL PARAMETERS

2006	Q1 2007	Q2 2007	Q2 2006	Ch. %		H1 2006	H1 2007	Ch. %
65.1	57.8	68.8	69.6	(1)	Brent dated (USD/bbl)	65.7	63.2	(4)
61.4	54.3	65.3	64.8	1	Ural Blend (USD/bbl)	61.5	59.7	(3)
619.3	553.4	740.7	709.0	4	Premium unleaded gasoline 10 ppm (USD/t)*	636.4	645.0	1
608.4	545.7	631.1	651.8	(3)	Gas oil – ULSD 10 ppm (USD/t)*	609.3	587.3	(4)
536.9	523.2	636.4	577.1	10	Naphtha (USD/t)**	540.7	578.5	7
126.9	116.5	219.7	182.3	21	Crack spread – premium unleaded (USD/t)*	139.5	168.1	21
115.6	108.8	110.5	125.1	(12)	Crack spread – gas oil (USD/t)*	112.4	109.6	(3)
44.1	86.3	115.8	50.4	130	Crack spread – naphtha (USD/t)**	44.1	101.0	129
863	855	890	865	3	Ethylene (EUR/t)	825	873	6
469	550	508	410	24	Integrated petrochemical margin (EUR/t)	422	529	25
210.5	192.7	184.3	212.0	(13)	HUF/USD average	211.8	188.5	(11)
29.7	26.3	25.0	30.0	(17)	SKK/USD average	30.6	25.7	(16)
5.13	5.27	5.27	5.16	2	3m USD LIBOR (%)	4.93	5.27	7
3.08	3.82	4.07	2.90	40	3m EURIBOR (%)	2.75	3.94	43
6.99	8.09	7.81	6.30	24	3m BUBOR (%)	6.25	7.95	27

* FOB Rotterdam parity
** FOB Med parity

Q1 2007	Q2 2007	Ch. %		Q4 2006	Q2 2007	Ch. %
186.1	182.7	(2)	HUF/USD closing	191.6	182.7	(5)
247.8	245.9	(1)	HUF/EUR closing	252.3	245.9	(3)

APPENDIX VIII
EXTRAORDINARY ANNOUNCEMENTS IN H1 2007

Announcement date	
4 January	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	Crude supply to MOL refineries re-started
22 January	New activity in MOL's Articles of Association
28 February	Change in influence of MOL in TVK (two announcements)
26 March	Invitation to the Annual General Meeting
29 March	Correction in invitation to the Annual General Meeting
30 March	MOL Plc. announcement media
6 April	Documents for the Annual General Meeting
24 April	MOL acquired 100% stake in Matjushkinskaya Vertikal LLC
25 April	MOL established a natural gas trading company
26 April	Resolutions on the annual general meeting of MOL held on 26 april 2007
2 May	Share sale of MOL manager
4 May	Dividend announcement for the 2006 financial year
17 May	MOL-ExxonMobil agree to jointly examine unconventional resource potential
24 May	MOL decided on the development program in the Duna refinery
25 May	Share sale of MOL manager
29 May and 11 June	Acquisition of more than 5% influence in MOL
11 June	Successful exploration program jointly implemented by MOL and Magyar Horizont yields third natural gas discovery in a row in the Trans-Tisza region
21,22 and 25 June	Change in influence in MOL
22 June	Capital structure optimisation program of MOL
25,26,27,28 and 29 June	Purchase of treasury shares
25 June	MOL to pursue its own strategy
26 June	Share sale of MOL manager
27 June	New investment service provider
2,4,6,10,11,12,13,17,18, 19,20,23,24,25,26,27 and 30 July	Purchase of treasury shares
3,5 and 13 July	Change in MOL Treasury shares
9 July	MOL Plc. has received the gas trading licence
16 July	MOL to realise additional organic growth and cash generative opportunities
16 July	Rejection of OMV conditional approach
19 July	Successful cooperation between MOL and the Croatian Oil Company INA resulted in a discovery of a new natural gas field
31 July	MOL signs agreement to purchase 100% of Italiana Energia e Servizi (IES) in North Italy
1,2,3,6 and 7 August	Purchase of treasury shares
2 August	MOL to purchase Tifon retail network in Croatia

APPENDIX IX

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2005	30 June 2006	30 Sept 2006	31 Dec 2006	31 March 2007	30 June 2007
Foreign investors (mainly institutional)	58.2	57.5	57.5	58.6	58.1	49.1
OMV	10.0	10.0	10.0	10.0	10.0	10.0
BNP Paribas	6.9	8.6	8.2	8.2	8.3	8.3
Magnolia	0.0	5.5	5.5	5.5	5.5	5.5
OTP Bank Nyrt.	0.6	0.6	0.6	0.9	0.6	8.5
Bank Austria Creditanstalt AG	0.9	0.9	0.7	0.4	0.4	5.4
ÁPV Zrt. (Hungarian State Privatisation and Holding Company)	11.7	1.7	1.7	0.0	0.0	0.0
Domestic institutional investors	4.0	4.9	4.8	5.2	5.1	4.0
Domestic private investors	2.4	1.8	2.3	2.5	3.0	1.6
MOL Plc. (treasury shares)	6.8	10.0	10.0	10.0	10.0	7.6

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory

On 7 September 2006, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,985,250,578 to HUF 109,330,376,578 as part of the convertible bond programme approved by the EGM held on 1 September 2003. On 22 September 2006, the Court of Registration registered the capital increase.

According to the Share Register, six shareholders had more than 5% influence in MOL Plc. on 30 June 2007: The Bank of New York, the depository bank for MOL's DR programme, which had 6.8%, OMV having 10 %, OTP Bank Nyrt. having 9.3%, BNP Paribas having 9%, Magnolia having 6.0% and Bank Austria having 6% influence in MOL. Please note that influence is calculated as the number of shares held to total shares less treasury stock. Furthermore, according to the Articles of Association, influence is limited to 10% for any single shareholder group. The Bank of New York, as the depositary bank for MOL's DR programme does not qualify as a shareholder group for the purpose of influence.

Shareholders announcement on influence

13 Sep. 2004: "The Capital Group Companies, Inc." announced that it owned 5,713,830 ordinary shares.

2 June 2006: AllianceBernstein L.P. announced that its influence had increased to 5.47% (5,368,970).

11 May 2007: KAFIJAT Zrt. announced that its indirect influence in MOL increased to 5.3%.

30 May 2007: "The Capital Group Companies, Inc." announced that its influence decreased to 4.9957% (4,917,366 ordinary shares).

20 June 2007: AllianceBernstein L.P. and AXA Investment Management announced that there joint influence decreased to 2.60% (2,557,617 shares) by 8 June 2007

22 June 2007: OTP Bank Plc announced that its influence in MOL increased to 9.098% (9,752,158 shares).

25 June 2007: Vienna Capital Partners Unternehmensberatungs AG (VCP) announced that following share purchase agreements with Firthlion and Charing Investment Ltd, the direct influence of VCP in MOL increased to 6.186% (6,086,709 shares). Following this, VCP as seller and OMV Clearing and Treasury GmbH (OMV) as buyer signed share purchase agreement, and as a consequence the influence of VCP in MOL decreases below 5%.

These changes have not always been registered in the share register.

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2007.04.01			**10,898,525**
2007.06.26	Lend to OTP Bank Nyrt.	8,757,362	2,141,163
2007.06.27-2007.06.30	Purchase on BSE	6,189,964	8,331,127
2007.06.30			**8,331,127**
2007.07.01-2007.01.04	Purchase on BSE	1,047,989	9,379,116
2007.07.04	Lend to MFB Invest Zrt.	9,379,116	0
2007.07.05-2007.07.12	Purchase on BSE	2,604,826	2,604,826
2007.07.12	Lend to MFB Invest Zrt.	1,553,884	1,050,942
2007.07.13-2007.08.09	Purchase on BSE	5,336,693	6,387,635
2007.08.09			**6,387,635**

.

Changes in organisation and senior management:

As of January 1, 2007 László Geszti was appointed to the position of the Retail Services Division Managing Director. László Geszti was previously delegated to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. In MOL Group, László Geszti formerly held the position of Managing Director of MOL Group Refining and Marketing Division.

APPENDIX X
MOL GROUP FILLING STATIONS

MOL Group filling stations	30 June 2006	31 March 2007	30 June 2007
Hungary	356	358	361
Slovakia	238	210	210
Romania	138	117	119
Austria	32	34	34
Czech Republic	30	30	30
Slovenia	10	10	10
Serbia	8	15	15
Poland	0	0	0
Other markets	0	0	0
Total MOL Group filling stations	**812**	**774**	**779**

END